Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aspiration, Inc.

Commission File No.: 001-40151

LEONARDO DICAPRIO BACKED FINTECH TO GO PUBLIC VIA SPAC

Wed, August 18, 2021, 9:08 AM

Aspiration is making its public debut on the NYSE via SPAC. Aspiration Co-Founder Joe Sanberg joins Yahoo Finance Live to discuss.

Video Transcript

AKIKO FUJITA: Well, as investors increasingly look to the carbon footprint of banks, one fintech firm is doubling down on the future, or sustainable future, we should say. Fintech firm Aspiration going public through a $3.2 billion SPAC deal. To talk more about that deal along with the bank's mission, let's bring in Joe Sandberg. He is Aspiration co-founder. We've also got our very own Aarthi Swaminathan joining in on the conversation.

Joe, it's good to talk to you today. We've certainly heard a lot about your bank with some big-name backers, including Robert Downey Jr., Leonardo DiCaprio. But walk me through the mission here. We've heard that word, "sustainability," thrown around so much. What makes Aspiration different?

JOE SANBERG: The mission of Aspiration is to turn your choice about where you deposit your paycheck or what card you pull out of your wallet to buy your groceries into an action that can fight the climate crisis. We're showing you a different use case for your financial products. Aspiration delivers everyday financial products that you need to get through modern life and then attaches to those financial products automated sustainability services so that your money with Aspiration is never used to make loans to fossil fuel companies.

What you might not know is what your money is doing while you're asleep. For example, if your money is at one of the big banks, while you're asleep it's being used to make loans to fossil fuel companies that are causing the climate crisis. What's more, with your Aspiration debit and credit cards, every time you make a purchase, you can connect automatically to our reforestation program. We planted over 15 million trees in just under a year.

You can offset the carbon footprint of your gasoline automatically. And so the theme here is delivering to hundreds of millions of people automated sustainability services so that everyone can participate in sustainability. Because here's the thing-- there is no future that's not a sustainable future.

AARTHI SWAMINATHAN: Joe, I know that from data from the App Store that downloads have really surged for Aspiration. But can you tell us a little bit about whether demand has surged from consumers, especially with the new administration coming in with a focus on climate, have you-- how many new accounts have you opened and things like that? Can you share?

JOE SANBERG: Demand has surged. The reason demand is surging is that people are looking all around and seeing climate catastrophe in their communities. This is no longer a climate crisis that's decades from now. It's here in the present day. And people understand that we have to take an above-all, all-of-the-above strategy. We need bold government action, like a Green New Deal, and we have to take matters into our own hands in what we do every day in our lives.

I think Aspiration is awakening people to this question-- what's your money doing in your bank while you're asleep? And as people are realizing that where they're depositing their money is using their hard-earned money to make loans to fossil-fuel companies that are causing the climate crisis, they want to take action and align their money with their values. And they're picking Aspiration to do that.

What's more, our growth has been accelerated by the launch of our corporate services. We're now, just like we help people go sustainable and carbon neutral, we're also delivering sustainability services to corporations. We're launching a major partnership with Intuit, where you'll be able to use some of our sustainability software in QuickBooks.

We're partnered with NEU Community to deliver Aspiration sustainability homes in Austin. All of this is bound together by the fact that individuals are driving the demand for sustainability. And politicians and businesses are responding.

AKIKO FUJITA: Joe, one of the challenges in determining ESG is just bottom line, there's no real guide. There's no universal standard in place. What's considered ESG in Europe is different in the US. And even in the US, it does feel like there's a bit of a hodgepodge. So aside from a direct loan, a direct investment in fossil fuel companies, how do you determine the carbon footprint of a company or a product?

JOE SANBERG: Yeah, well, first of all, let me begin by reiterating one of the really unique aspects of Aspiration's entry into the public market, which is we're becoming a public benefit corporation, which means encoded in our corporate charter is the obligation to do what's right by people and planet in balance with generating profit. Now, what's ironic here, and I think where we've been deceived for decades by the business community, is that what's right for people and planet is not in contradiction to generating profit. In fact, I think Aspiration's secret to success is knowing that you do better as a business by doing what's right for people and planet.

For example, recently Aspiration raised its minimum wage to $25, because we're not just about fighting the climate crisis. We're about creating an economy that centers people. And you have to start with centering your own team. And so we're a leader where right now, our minimum wage is $25.

And that segues to your question, which is how do we judge the sustainability of businesses? There's two categories to that judgment-- how businesses treat people, their workers and customers, and how they treat the planet, which is the climate crisis. And you can imagine on the people side, that includes their commitment to paying a living wage, diversity all throughout the ranks of the company. And on the planet, it includes, obviously, their carbon footprint, not just their scope 1 and 2 carbon footprint, which measures the carbon emissions of the direct creation and selling of their products, but also uniquely their scope 3 emissions, which includes things like the carbon footprint generated by their own employees when they're driving to their place of work.

AARTHI SWAMINATHAN: Joe, I'm really curious about your plans to expand internationally, because with this SPAC deal, it kind of denotes a new shift for you. But do you have any plans to go into overseas markets, because this is a global problem and there are global consumers who want to you take some action?

JOE SANBERG: Oh, you're absolutely right. It's global consumers. It's global companies. And it's nations around the world who are ready to act on the climate crisis. You'll note in Aspiration's public release that included in our investors in the pipe, which can join the SPAC merger, is Doha Venture Capital in Qatar, as well as The Times Group of India. That's a preview of announcements that we'll be making over the course of the year about some of our international expansion plans.

BRIAN CHEUNG: All right, Joe Sandberg, Aspiration co-founder, in addition to Yahoo Finance's own Aarthi Swaminathan, thanks again for that conversation.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

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